Market Data			Prospectus

Market Price	Bid	Ask	Last Trade	Time of Last Trade
Merk Gold Trust (OUNZ)			0.00	4:14am ET on

Updated Daily (as of close of business on May 09, 2014)
Net Assets	Shares Outstanding
Gold per Share	Gold per 50,000 Shares
Gold per 100 Shares	Gold in Merk Gold Trust
NAV per Share	Closing Price
Closing Mid Bid-Ask Price	Premium/Discount to NAV

Updated Quarterly (first quarterly update to be published in July 2014)

The Merk Gold Trust (the “Trust” or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

The Trust’s primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of physical gold bullion (physical gold) in exchange for their shares. The Trust’s secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust’s operations.

Merk Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to with this communication relates. The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained at www.merkgold.com/prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Foreside Fund Services, LLC, provides marketing services to the Trust